UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Radian Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    750236101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 23, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         750236101
            ---------------------


1.   NAMES OF REPORTING PERSONS

     Frederik W. Mohn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Norwegian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     3,977,084

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     3,977,084

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,977,084

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.         750236101

            ---------------------


Item 1(a).  Name of Issuer:


            Radian Group Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:


            1601 Market Street, Philadelphia, PA 19103
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

            Frederik W. Mohn
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:


            P.O. Box 98
            Slatthaug, 5851
            Bergen, Norway
            --------------------------------------------------------------------

      (c).  Citizenship:

            Norwegian
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:


            Common Stock, $.001 par value per share
            --------------------------------------------------------------------

      (e).  CUSIP Number:


            750236101
            --------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         A. Frederik W. Mohn

     (a)  Amount beneficially owned:  3,977,084

     (b)  Percent of class:  4.8%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  3,977,084

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the
                disposition of:  3,977,084

          (iv)  Shared power to dispose or to direct the
                disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 24, 2009
                                        ----------------------------------------
                                                        (Date)


                                        Frederik W. Mohn*

                                        /s/ Frederik W. Mohn
                                        ----------------------------------------

* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.






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